Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "3 RIDGE TECHNOLOGIES
INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF JUNE,
A.D. 2020, AT 3:37 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

7951924 8100
SR# 20206271577

Authentication: 203297397
Date: 07-16-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:37 PM 06/22/2020
FILED 03:37 PM 06/22/2020
SR 20205829138 - File Number 7951924

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

3 RIDGE TECHNOLOGIES INC.

(Pursuant to Section 241(b), 103, and 245 of the General Corporation Law of the State of Delaware)

3 Ridge Technologies Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

1. The name of the corporation is 3 Ridge Technologies Inc. (the "**Corporation**") and was incorporated pursuant to the DGCL on April 28, 2020.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be adviseable and in the best interests of this corporationwhich resolution setting forth the proposed amendment and restatement as follows:

Resolved, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

First: The name of this corporation is 3 Ridge Technologies Inc. (the "**Corporation**")

Second: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Suite 403-B, Wilmington, Delaware 19805. The registered office is in the county of New Castle. The name of the registered agent of the Corporation at such address is Vcorp Services, LLC.

Third: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Fourth: The total number of shares of stock which the Corporation is authorized to issue is 1,300,000. All shares shall be Common Stock par value $0.001 per share and are to be of one class.

Fifth: The mailing address of the Corporation is:
3 Ridge Technologies Inc.
300 Rutherford Street.
Lynchburg, VA 24501

Sixth: Unless and except to the extent that the by-laws of the Corporation (the "**By-laws**") shall so require, the election of directors of the Corporation need not be by written ballot.

Seventh: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this paragraph seven shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Eighth: The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a **"Covered Person"**) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a **"Proceeding"**), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Ninth: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors by majority vote and only with the written assent of William K. Layton and Bill (Bimal) K. Sareen (the "**Core Board of Directors**") is expressly authorized to adopt, amend or repeal the By-laws or adopt new By-laws without any action on the part of the stockholders; provided that any By-law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders provided the written assent of the Core Board of Directorsis received.

Tenth: The Corporation, subject to the written assent of the Core Board Members and the majority vote of the Board of Directors, shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation (the **"Certificate of Incorporation"**) or the By-laws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

3.   That the foregoing amendment and restatement was approved by the officers of this corporation in accordance with Section 241(b) of the General Corporation Law.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation has been duly adopted in accordance with Section 241(b), 103, and 245 of the General Corporation Law.

5.   In accordance with Section 241(b), the Corporation has not received any payment for its capital stock.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by the duly authorized officers of this corporation on this 24th of June, 2020.

By_____/s/ William K. Layton

Name: William K. Layton, Executive Chairman and Secretary

By_____/s/Bill (Bimal) K. Sareen

Name: Bill (Bimal) K. Sareen, Chief Executive Officer